Exhibit 4.1

To:	Dr Nick Loizou / Susan Loizou

CC:	Mr. Josef Zelinger

From:	Mr. James Nathanielsz

Subject:	Loan to Propane Biopharma Inc.

Dear Susan Loizou,

The Board of Directors at Propane Blopharma Inc. (“Propane”) confirm acceptance and receipt of funds for the sum of twenty thousand Australian dollars (AUD 20,000) from Susan Loizou (the “Lender”) of 40 Highland Road, Keilor, Vic 3036 (“address”).

The loan to Propane is subject to the following terms & conditions:

●	Amount: A$20,000.00
●	Term: 1 year or less at the discretion of Propane (the borrower).
●	Commencement date: 03 June 2024
●	Interest rate: 12% pa

Sincerely,

James Nathanielsz

Chief Executive Officer

Approved by,

Dr Julian Kenyon

Director

Approved by,

p: +61(0)39882 0780 a: 302/6 Sutler Street, Camberwell, VIC 3124, AUSTRALIA w : www.propanc.com